Exhibit 99.1

Jeffs’ Brands: KeepZone AI Receives First Commercial Purchase Order to Supply an Anti-Drone System to an Aerospace Systems Integrator

Tel Aviv, Israel, Jan. 26, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”)-driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc., (“KeepZone”), has received its first purchase order for a counter-unmanned aerial system (“C-UAS”) solution from an aerospace systems integrator in Mexico (the “Customer”).

The purchase order is for a net-launching counter-drone solution designed to enhance operational capabilities in high-risk environments. The system, which was sold to the Customer through KeepZone’s recent exclusive reseller agreement with a leading aerospace defense technology developer, features a multi-layered soft- and hard-kill platform utilizing net-launching technology, and is designed to neutralize hostile drones while minimizing collateral damage, making it well-suited for urban security, border protection, and critical infrastructure defense.

This sale marks KeepZone’s first purchase order following its entry into various reseller and distribution agreements for integrated security solutions.

The Customer specializes in customizing and deploying homeland security technologies for the Mexican government and enterprise clients. This sale builds on KeepZone’s recent international expansion, which includes exclusive and non-exclusive distribution rights across regions such as Mexico, Canada, Germany, the United Arab Emirates, Spain, Italy and Israel, covering a range of AI-based radar, autonomous security operations, under-vehicle inspection and aerostat technologies.

Alon Dayan, Chief Executive Officer of KeepZone, commented: “This sale represents a significant step in converting our strategic relationships into tangible commercial deployments. By delivering an advanced C-UAS solution to a trusted local integrator, we are addressing immediate operational needs in drone threat mitigation. We believe this purchase order further strengthens our position as a provider of comprehensive, AI-enhanced security solutions and supports accelerated adoption in high-growth international markets.”

Jeffs’ Brands plans to continue pursuing opportunities to deploy its homeland security technologies globally, leveraging its data-driven expertise to meet evolving demands in defense and infrastructure protection.

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc. following the entry into the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing its  belief that the sale represents a significant step in converting KeepZone’s strategic relationships into tangible commercial deployments, that KeepZone is addressing immediate operational needs in drone threat mitigation, that the purchase order further strengthens KeepZone’s position as a provider of comprehensive, AI-enhanced security solutions,  and the Company’s strategic expansion into the homeland security sector. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com